Exhibit 99.1

June 5, 2019

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Press release

Pursuant to regulation 30(6) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and para 202.05 read with para 202.06 of the NYSE Listed Company Manual, please find attached a press release and intimation for your records.

For WIPRO LIMITED /s/ G Kothandaraman G Kothandaraman General Manager – Finance ENCL: As Above

Wipro to acquire International TechneGroup Incorporated (ITI),

a global interoperability solutions company

Bangalore, India and Milford, Cincinnati, USA – Jun 5, 2019 — Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO), a leading information technology, consulting and business process services company, today announced that it has signed a definitive agreement to acquire International TechneGroup Incorporated (ITI), a global digital engineering and manufacturing solutions company.

ITI is a world leader in Computer Aided Design (CAD) and Product Lifecycle Management (PLM) interoperability software services. Through its key solutions for Model Based Enterprise (MBE), data interoperability and data migration, ITI provides the building blocks for Industry 4.0, to help build ‘next generation’ digital enterprises.

Founded in 1983 and headquartered in Milford, Ohio, USA, ITI has offices in the United Kingdom, Italy, Israel and Germany and directly provides software products and services to some of the world’s leading manufacturers across aerospace, automotive, healthcare and other segments. ITI has long-standing partnerships with leading CAD, Computer Aided Manufacturing (CAM), Computer Aided Engineering (CAE) and PLM vendors, providing a variety of vendor/OEM integration and interoperability solutions.

ITI’s offerings and solutions will be consolidated as a part of Wipro’s Industrial & Engineering Services business and will function as a wholly-owned US subsidiary of the company. Wipro’s Industrial & Engineering Services provides customers with a platform to innovate and engineer the next generation of products and platforms at scale, using an approach termed as ‘EngineeringNXT’.

“As enterprises innovate and invest in ‘EngineeringNXT’, they are looking for ways to build a Digital Thread across design, engineering, and manufacturing. This acquisition complements Wipro’s core strengths in Industry 4.0 and allows us to offer end-to-end solutions in Digital Engineering and Manufacturing. We are pleased to welcome ITI’s employees and are confident that their unique offerings and solutions will add value to our organization,” said Harmeet Chauhan, Senior Vice President, lndustrial & Engineering Services, Wipro Limited.

“Our customers and employees will benefit from the synergies of ITI and Wipro’s combined portfolio of offerings,” said Tom Gregory, CEO, International TechneGroup Incorporated. “Clients will gain access to Wipro’s global services and ITI’s innovative solutions to accelerate the adoption of digital manufacturing initiatives. We are pleased to become a part of the Wipro family.”

The acquisition is subject to customary closing conditions and regulatory approvals and is expected to close in the quarter ending September 30, 2019.

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading global information technology, consulting and business process services company. We harness the power of cognitive computing, hyper-automation, robotics, cloud, analytics and emerging technologies to help our clients adapt to the digital world and make them successful. A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, we have over 170,000 dedicated employees serving clients across six continents. Together, we discover ideas and connect the dots to build a better and a bold new future.

About International TechneGroup Incorporated (ITI)

International TechneGroup Incorporated was founded in 1983 and helps manufacturers drive innovation and time to market by applying computer-aided product development to engineering problems. Since then, the increased use of product development software and engineering systems across the enterprise created complex integration and interoperability obstacles that clients could not overcome on their own. Today, ITI is the global leader providing reliable interoperability, validation and migration solutions for product data and related systems.

Media Contact:

Subhashini Pattabhiraman

Wipro Limited

subhashini.pattabhiraman@wipro.com

Investor Relations:

Aparna C Iyer

Wipro Limited

iyer.aparna@wipro.com

Forward-looking and Cautionary Statements

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

Disclosure under regulation 30 of the Securities and Exchange Board of India (Listing

Obligations and Disclosure Requirements) Regulations, 2015

Sr. No.	Particulars	Description
1	Target Name	International TechneGroup Incorporated (“ITI”) and its subsidiaries

2	Related party transaction	No

3	Industry of Target entity	Software & Solutions provider in the Industrial & Engineering Services space, including Computer Aided Design (CAD) and Product Lifecycle Management (PLM) interoperability software services.

4	Acquisition objectives	The acquisition complements Wipro’s core strengths in Industry 4.0 and will allow Wipro to offer end-to-end solutions in Digital Engineering and Manufacturing. Through its key solutions for Model Based Enterprise, data interoperability and data migration, ITI provides the building blocks for Industry 4.0, to create the “Next Generation” digital enterprises.

5	Government & regulatory Approval required	Approval by the Committee on Foreign Investment in the United States (“CFIUS”)

6	Time period for completion	Acquisition expected to be completed during the quarter ending September 30, 2019, subject to requisite regulatory approvals and customary closing conditions.

7	Nature of consideration	Cash

8	Purchase consideration	US$ 45Mn (USD Forty-five million)

9	Shares to be acquired	100%

10	Target Information	Founded in 1983, ITI is an IP-based PLM & CAD products and solution provider. ITI is headquartered in Milford, Ohio, USA with offices in UK, Italy, Israel and Germany. ITI is privately held and has a workforce of 130 employees (Mar 2019). Last three years’ revenue (year-ending 30 June): US $19.6M (FY16), US $22.2M (FY17) and US $23.2M (FY18)